Mail Stop 4561

August 19, 2009

O'Connell Benjamin, President
Authentidate Holding Corp.
Connell Corporate Center
300 Connell Drive, 5th Floor
Berkeley Heights, N.J. 07922

      Re: Authentidate Holding Corp.
              Registration Statement on Form S-3
              Filed August 10, 2009
              File No. 333-161220

Dear Mr. Benjamin:

      We have limited our review of your filing and have no comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

O'Connell Benjamin
Authentidate Holding Corp.
August 19, 2009
Page 2

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (212) 557-0295
        Victor J. DiGioia, Esq.
        Becker & Poliakoff, LLP